Exhibit 99.1

Intchains Expands WEB3 Industry Presence, Acquires Goldshell Brand-related Assets

SHANGHAI, China, December 8, 2023 (GLOBE NEWSWIRE) – Intchains Group Limited (Nasdaq: ICG) (“Intchains,” “we,” or the “Company”), a provider of integrated solutions consisting of high-performance computing ASIC chips and ancillary software and hardware for blockchain applications, today announced it has entered into an asset acquisition agreement, or the Agreement, with a Singapore-based company, GOLDSHELL PTE. LTD., or the Seller, to purchase certain assets used in the Seller’s operation of its Goldshell WEB3 infrastructure brand, or the Goldshell brand.

Pursuant to the Agreement, Intchains intends to purchase from the Seller all the intellectual property, information and technical materials used in operating the Goldshell brand, which primarily include (i) all trademarks and related materials (including application documents) used in operating the Goldshell brand; (ii) all websites, applications, and lawful rights and control over the above-referenced websites and applications; and (iii) ownership and management rights of all accounts used in operating the Goldshell brand. Intchains will pay the Seller US$550,000 in cash as consideration for such acquisition. The acquisition is expected to be completed by the end of the first quarter of 2024, subject to the satisfaction of customary closing conditions.

“We are excited to embark on this new journey with the Goldshell brand, one of the most highly recognized brands in the WEB3 industry,” said Mr. Qiang Ding, Chairman of the Board of Directors and CEO of Intchains. “This acquisition will enable us to enter the downstream production and sales sector across mining equipment and other WEB3 infrastructure-related hardware and software products with an effective multi-brand strategy. Leveraging our technical strengths in chip development, we will create synergies with the Goldshell brand across products, solutions and marketing, further unleashing our competitiveness as we deepen our penetration along the industry value chain. We are confident this transaction will not only accelerate our sustainable growth, but also create value for our customers, partners and shareholders.”

About Intchains Group Limited

Intchains Group Limited is a provider of integrated solutions consisting of high-performance ASIC chips and ancillary software and hardware for blockchain applications. The Company utilizes a fabless business model and specializes in the front-end and back-end of IC design, which are the major components of the IC product development chain. The Company has established strong supply chain management with a leading foundry, which helps to ensure its product quality and stable production output. The Company’s products consist of high-performance ASIC chips that have high computing power and superior power efficiency as well as ancillary software and hardware, which cater to the evolving needs of the blockchain industry. The Company has built a proprietary technology platform named “Xihe” Platform, which allows the Company to develop a wide range of ASIC chips with high efficiency and scalability. For more information, please visit the Company’s website at: https://intchains.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Forward-looking statements include, but are not limited to, statements about: (i) our goals and strategies; (ii) our future business development, formed condition and results of operations; (iii) expected changes in our revenue, costs or expenditures; (iv) growth of and competition trends in our industry; (v) our expectations regarding demand for, and market acceptance of, our products; (vi) general economic and business conditions in the markets in which we operate; (vii) relevant government policies and regulations relating to our business and industry; and (viii) assumptions underlying or related to any of the foregoing. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Intchains Group Limited

Investor relations

Email: ir@intchains.com

Piacente Financial Communications

In China:

Helen Wu

Tel: +86-10-6508-0677

E-mail: intchains@tpg-ir.com

In the United States:

Brandi Piacente

Tel: +1-212-481-2050

Email: intchains@tpg-ir.com